UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 2)

                          Korea Equity Fund, Inc. (KEF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    50063B104
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    286,500 common shares (3.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           286,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,200 Shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    92,700 common shares (1.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           92,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,200 Shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    19,650 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           19,650
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,200 Shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    139,650 common shares (1.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           139,650
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,200 Shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    43,700 common shares (0.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           43,700
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     582,200 Shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation (the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

                  We have continued buying shares of KEF because we view it as an attractive long term investment, rather than a short term arbitrage. Korea is home to some of the world's leading companies, such as Samsung and Hyundai. Korea's long term economic growth rate is approximately 50% higher than ours in the US. Yet the average forward price-earnings ratio in Korea is less than half of ours.

                  We have changed our minds about how we will be voting our
            shares and intend to support the continued independent existence of the company.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Fund owns and has sole voting power over 286,500 KEF shares.

            (c)  Date                    Shares Bought             Price
                 ----                    -------------             -----
                 6/27/2005               10,000                    7.02

            (d)  N/A

            (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      June 10, 2005                        /s/ DAVID NIERENBERG
      ---------------                      -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Fund, L.P

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation (the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

                  We have continued buying shares of KEF because we view it as an attractive long term investment, rather than a short term arbitrage. Korea is home to some of the world's leading companies, such as Samsung and Hyundai. Korea's long term economic growth rate is approximately 50% higher than ours in the US. Yet the average forward price-earnings ratio in Korea is less than half of ours.

                  We have changed our minds about how we will be voting our
            shares and intend to support the continued independent existence of the company.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting power over 92,700 KEF shares.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 10, 2005                        /s/ DAVID NIERENBERG
---------------                      -------------------------------------------
Date                                 David Nierenberg
                                     President
                                     Nierenberg Investment Management Company,
                                     Inc., the General Partner of the D3 Family
                                     Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

                  We have continued buying shares of KEF because we view it as an attractive long term investment, rather than a short term arbitrage. Korea is home to some of the world's leading companies, such as Samsung and Hyundai. Korea's long term economic growth rate is approximately 50% higher than ours in the US. Yet the average forward price-earnings ratio in Korea is less than half of ours.

                  We have changed our minds about how we will be voting our
            shares and intend to support the continued independent existence of the company.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting power over 19,650 KEF shares.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 10, 2005                    /s/ DAVID NIERENBERG
---------------                  -----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company, Inc.,
                                 the General Partner of the D3 Children's
                                 Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

                  We have continued buying shares of KEF because we view it as an attractive long term investment, rather than a short term arbitrage. Korea is home to some of the world's leading companies, such as Samsung and Hyundai. Korea's long term economic growth rate is approximately 50% higher than ours in the US. Yet the average forward price-earnings ratio in Korea is less than half of ours.

                  We have changed our minds about how we will be voting our
            shares and intend to support the continued independent existence of the company.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting power over 139,650 KEF shares.

            (c) Date              Shares Bought                 Price
                ----              -------------                 -----
                5/13/2005          5,000                        6.52
                5/16/2005          3,700                        6.54
                5/17/2005          4,000                        6.51
                5/18/2005            500                        6.54
                5/23/2005          1,000                        6.66
                5/24/2005          6,000                        6.63
                5/26/2005          6,000                        6.63
                6/07/2005          1,100                        6.82
                6/08/2005          5,000                        6.79
                6/09/2005          1,700                        6.81

                6/14/2005          5,900                        7.02
                6/15/2005          3,000                        7.07
                6/16/2005            700                        7.07
                6/22/2005            700                        7.07
                6/23/2005          8,600                        6.99
                6/24/2005          5,000                        6.99
                6/27/2005          2,500                        7.03
                6/29/2005         20,000                        7.10

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 10, 2005                    /s/ DAVID NIERENBERG
---------------                  ----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company,
                                 Inc., the General Partner of the D3 Offshore
                                 Fund, L.P.

Item 1.     Security and Issuer.

            Common Stock of Korea Equity Fund, Inc. a Maryland corporation )the "Issuer"), which has its principal office at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

                  We have continued buying shares of KEF because we view it as an attractive long term investment, rather than a short term arbitrage. Korea is home to some of the world's leading companies, such as Samsung and Hyundai. Korea's long term economic growth rate is approximately 50% higher than ours in the US. Yet the average forward price-earnings ratio in Korea is less than half of ours.

                  We have changed our minds about how we will be voting our
            shares and intend to support the continued independent existence of the company.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting power over 43,700 KEF shares.

            (c)  Date               Shares Bought             Price
                 ----               -------------             -----
                 6/23/2005          2,000                     7.00
                 6/29/2005          5,000                     7.10

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 10, 2005                        /s/ DAVID NIERENBERG
---------------                      -------------------------------------------
Date                                 David Nierenberg
                                     President
                                     Nierenberg Investment Management Company,
                                     Inc., the General Partner of the D3 Family
                                     Bulldog Fund, L.P.